Exhibit 19

Consent of Associated Mining Consultants Ltd.

The undersigned hereby consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission and any document in which the annual report or Form 40-F may be incorporated by reference into and filed with the United States Securities and Exchange Commission:

1.
The technical report dated June 2004 titled "Update on Resources – Galore Creek Project, British Columbia" (“June 2004 Report”) prepared by Mr. Peter A. Lacroix, P. Eng., of Associated Mining Consultants Ltd. and Hatch Limited; and

2.	The annual information form dated March 21, 2005 for the fiscal year ended November 30, 2004, which includes reference to my name in connection with information relating to the Galore Creek project.

Dated at Surrey, British Columbia, this 18th day of April, 2005.

ASSOCIATED MINING CONSULTANTS LTD.

/s/ Peter Lacroix
Peter A. Lacroix, P.Eng.
Principal Mining Consultant